UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 14D-9
                                 (Rule 14d-101)

          Solicitation/Recommendation Statement under Section 14(d)(4)
                     of the Securities Exchange Act of 1934
                              (Amendment No. ___ )

                              DAVE & BUSTER'S, INC.
--------------------------------------------------------------------------------
                            (Name of Subject Company)

               RENAISSANCE CAPITAL GROWTH & INCOME FUND III, INC.
                    RENAISSANCE US GROWTH & INCOME TRUST PLC
                     BFS US SPECIAL OPPORTUNITIES TRUST PLC
--------------------------------------------------------------------------------
                       (Name of Persons Filing Statement)

                     COMMON STOCK, $0.01 PAR VALUE PER SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    23833N104
--------------------------------------------------------------------------------
                      (CUSIP Number of Class of Securities)

                                Russell Cleveland
                                President and CEO
                         Renaissance Capital Group, Inc.
                           8080 N. Central Expressway
                       Suite 210, LB-59, Dallas, TX 75206
                                 (214) 891-8294

                                    Copy to:
                             Norman R. Miller, Esq.
                           Kirkpatrick & Lockhart LLP
                       2828 N. Harwood Street, Suite 1800
                              Dallas, TX 75201-6966
                                 (214) 939-4900
--------------------------------------------------------------------------------
                 (Name, address, and telephone numbers of person
               authorized to receive notices and communications on
                     behalf of the persons filing statement)


          [ ] Check the box if the filing related solely to preliminary communications made before the commencement of a tender offer.

ITEM 1.  SUBJECT COMPANY INFORMATION.

     Dave & Buster's, Inc., a Missouri corporation, is the subject company (the "Company"). The principal executive offices of the Company are located at 2481 Manana Drive, Dallas, Texas 75220, and its telephone number is (214) 357-9588.

     The title of the class of equity securities to which this Statement relates is the common stock, $0.01 par value per share (the "Common Stock"), of the Company. Based upon the information included in Schedule 14D-9, Solicitation/Recommendation Statement under Section 14(d)(4) of the Securities Exchange Act of 1934, filed by the Company on June 4, 2002, as of May 30, 2002, there were 13,269,611 shares of Common Stock of the Company issued and outstanding.

ITEM 2.  IDENTITY AND BACKGROUND OF FILING PERSONS.

     The filing persons are Renaissance Capital Growth & Income Fund III, Inc., Renaissance US Growth & Income Trust PLC, and BFS US Special Opportunities Trust PLC (collectively, the "Filing Persons"). The address of the Filing Persons is c/o Renaissance Capital Group, Inc., 8080 North Central Expressway, Suite 210, Dallas, TX, 75206, and its telephone number is (214) 891-8294.

     This Statement relates to a tender offer (the "Tender Offer") by D&B Acquisition Sub, Inc., a Missouri corporation (the "Purchaser") and a wholly-owned subsidiary of D&B Holdings I, Inc., a Delaware corporation (the "Parent"), to purchase all of the issued and outstanding shares of Common Stock of the Company, together with the associated rights (referred to collectively as the "Shares") at a price of $12.00 per Share, net to the seller in cash (the "Tender Price"), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 4, 2002, and the accompanying Letter of Transmittal. As disclosed in the Current Report on Form 8-K, filed by the Company on May 31, 2002, and other filings made in connection with the Tender Offer, Parent has been formed by an insider group (collectively, the "Buy-Out Group") led by Messrs. Corriveau and Corley, the Company's founders, and certain other senior executives of the Company, together with Investcorp S.A., a Luxembourg corporation ("Investcorp"), and international investors organized by Investcorp on behalf of the Buy-Out Group.

     As described more fully in that certain Merger Agreement, dated May 30, 2002, by and among the Company, the Parent, and the Purchaser, following the successful completion of the Tender Offer, the Purchaser will be merged with and into the Company (the "Freeze-Out Merger"), with the Company continuing as the surviving corporation and a wholly-owned, private subsidiary of Parent. At the effective time of the Freeze-Out Merger, each Share issued and outstanding immediately prior to the effective time (other than certain excluded Shares) would be converted into the right to receive $12.00 in cash without interest (the "Freeze-Out Price" and, together with the Tender Price, the "Share Price").

     As disclosed in Schedule TO, Tender Offer Statement under Section 14(d)(1) or 13(e) of the Securities Exchange Act of 1934, filed by the Purchaser on June 4, 2002, the principal executive offices of the Purchaser are located at c/o Gibson, Dunn and Crutcher LLP, 200 Park Avenue, New York, NY 10166.

ITEM 3.  PAST CONTRACTS, TRANSACTIONS, NEGOTIATIONS AND
         AGREEMENTS.

     As of the date hereof, there exists no material agreement, arrangement or understanding and no actual or potential conflict of interest between the Filing Persons or their respective affiliates and (i) the

Company, its executive officers, directors or affiliates or (ii) the Purchaser, its executive officers, directors or affiliates.

ITEM 4.  THE SOLICITATION OR RECOMMENDATION.

     This Statement relates to the recommendation of the Filing Persons with respect to the Tender Offer.

     The Filing Persons are advising holders of the Common Stock of the Company to reject the Tender Offer and not tender their shares of Common Stock because the Filing Persons believe, among other things, that (i) the Share Price being offered in connection with the Tender Offer and the Freeze-Out Merger is artificially and unreasonably low, (ii) the proposed transaction unjustly enriches certain insiders of the Company, including the Company's founders, at the expense of the public shareholders, and (iii) the process undertaken by the Board of Directors of the Company to date has been flawed and has not been conducted in a manner that seeks maximum value for all of the shareholders of the Company.

     In addition to recommending that the public shareholders of the Company reject the Tender Offer, the Filing Persons have communicated with the Board of Directors of the Company and expressed their opposition to the Tender Offer and the Freeze-Out Merger. In this regard, a letter was submitted on June 10, 2002, on behalf of the Filing Persons to the Board of Directors of the Company by Renaissance Capital Group, Inc., the investment advisor or investment manager of the Filing Persons (the "Demand Letter"), demanding that the Board of Directors of the Company immediately suspend the Tender Offer in order to conduct a market search which includes an open auction process designed to seek out alternatives that would maximize the Share Price. The form of the Demand Letter delivered to the Board of Directors of the Company is attached to this Statement as Exhibit A.

     The Filing Persons do not presently intend to tender the shares of Common Stock that are held of record or beneficially by such persons pursuant to the Tender Offer, but intend to hold the subject securities that are held of record or beneficially by such persons.

     The Filing Persons expressly reserve the right to take any and all actions as they deem necessary or appropriate with respect to the subject transaction, including without limitation, the right to seek any and all legal or equitable remedies that may be available to such persons, to publicly or privately contact or otherwise communicate with other shareholders of the Company with regard to the subject transaction, and to reconsider their position with respect to the Tender Offer and thereupon tender the shares of Common Stock of the Company held of record or beneficially owned by the Filing Persons.

ITEM 5.  PERSON/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR
         USED.

     As of the date hereof, neither the Filing Persons nor any persons acting on their behalf have employed, retained or appointed any person to make any solicitation or recommendation to the shareholders of the Company in connection with the subject transaction.

ITEM 6.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

     During the past 60 days, none of the persons referred to in Item 1008(b) of Regulation M-A effected any transactions in the subject securities.

ITEM 7.  PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

         Not applicable.

ITEM 8.  ADDITIONAL INFORMATION.

         None.

ITEM 9.  EXHIBITS.

         EXHIBIT A            Form of Letter to the Board of Directors of Dave &
         ---------            Buster's, Inc., dated  June 10, 2002

         EXHIBIT B            Press Release, dated June 11, 2002
         ---------



                            [SIGNATURE PAGE FOLLOWS]

                  [REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                             RENAISSANCE CAPITAL GROWTH & INCOME
                             FUND III, INC.


                             By:  /S/ RUSSELL CLEVELAND
                                  ----------------------------------------------
                             Name:    Russell Cleveland
                             Title:   President and Chief Executive Officer


                             RENAISSANCE US GROWTH & INCOME TRUST PLC


                             By:  /S/ RUSSELL CLEVELAND
                                  ----------------------------------------------
                             Name:    Russell Cleveland
                             Title:   Director


                     BFS US SPECIAL OPPORTUNITIES TRUST PLC


                             By:  /S/ RUSSELL CLEVELAND
                                  ----------------------------------------------
                             Name:    Russell Cleveland
                             Title:   Director


Dated:  June 11, 2002

                                    EXHIBIT A

                                 FORM OF LETTER


                     [KIRKPATRICK & LOCKHART LLP LETTERHEAD]




                                  June 10, 2002

VIA FACSIMILE AND COURIER


c/o Dave & Buster's, Inc.
2481 Manana Drive
Dallas, TX 75220

     Re:     PROPOSED FREEZE-OUT OF PUBLIC SHAREHOLDERS OF DAVE & BUSTER'S, INC.
             -------------------------------------------------------------------

Dear                       :
     ----------------------

         Renaissance Capital Group, Inc. ("Renaissance") is the investment advisor or investment manager to three publicly-traded funds in the United States and the United Kingdom, which collectively own approximately 4.67% of the issued and outstanding common stock, $0.01 par value per share (the "Common Stock"), of Dave & Buster's, Inc., a Missouri corporation (the "Company").

         As each of you are aware, on May 30, 2002, the Company, D&B Holdings I, Inc., a Delaware corporation ("Parent"), and D&B Acquisition Sub, Inc., a Missouri corporation and a wholly-owned subsidiary of Parent ("Purchaser"), entered into a merger agreement (the "Merger Agreement") whereby, if the transactions contemplated in the Merger Agreement are ultimately consummated, the Company would become a wholly-owned subsidiary of Parent. As disclosed in the Company's recent Securities and Exchange Commission filings, Parent has been formed by an insider group (collectively, the "Buy-Out Group") led by Messrs. Corriveau and Corley, the Company's founders, and certain other senior executives of the Company, together with Investcorp S.A., a Luxembourg corporation ("Investcorp"), and international investors organized by Investcorp on behalf of the Buy-Out Group.

         As set forth in the Merger Agreement and in accordance therewith, Purchaser has commenced a cash tender offer to purchase all of the issued and outstanding shares of Common Stock of the Company, together with the associated rights (collectively, the "Shares"), at a price of $12.00 per Share, net to the seller in cash (the "Tender Price"), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 4, 2002 (the "Offer to Purchase"), and the accompanying Letter of Transmittal (which, together with the Offer to Purchase, constitute the "Offer").

         In addition, the Merger Agreement provides, among other things, that Purchaser will be merged with and into the Company (the "Freeze-Out Merger"), with the Company continuing as the surviving corporation and a wholly-owned, private subsidiary of Parent. At the effective time of the Freeze-Out Merger, each Share issued and outstanding immediately prior to the effective time (other than certain excluded Shares) would be converted into the right to receive $12.00 in cash without interest (the "Freeze-Out Price" and, together with the Tender Price, the "Share Price").

         Concurrently with the execution of the Merger Agreement, Messrs. Corriveau, Corley, and Henrion, each a director of the Company, and William C. Hammett, an executive officer of the Company, together with certain of their respective affiliates (collectively, the "Insiders"), entered into a Support and Exchange Agreement with Parent and Purchaser. Pursuant to the Support and
Exchange Agreement, the Insiders have agreed, among other things, to not transfer or sell their Shares or tender their Shares in the Offer and to vote their Shares in favor of the Freeze-Out Merger in which the Company's other shareholders' future rights to participate in the success of the Company will be extinguished.

         In addition, the Insiders have agreed to exchange Shares owned by them, including Shares subject to restrictions, for newly issued shares of capital stock of Parent. Finally, the Insiders have agreed to a "lock-up" in which none of them may participate in any discussions or negotiations regarding any other takeover proposal. As three of the Insiders are directors of the Company charged with the responsibility of maximizing shareholder value, the Support and Exchange Agreement has the effect of neutralizing any serious consideration of other bona fide offers or strategic alternatives that would more accurately reflect the inherent value of the Company.

         Along with the restrictions placed on the Insiders under the Support and Exchange Agreement, the Merger Agreement obligates the Company under certain circumstances to pay to Parent a break-up fee of $5.0 million, together with all fees and expenses incurred by Parent and Purchaser in connection with negotiating the Merger Agreement and conducting the Offer. This excessive and unreasonable break-up fee chills a competitive auction process and discourages other potential bidders from competing with the Buy-Out Group. In essence, the structure of the proposed transaction is a coercive and thinly-veiled attempt on the part of the Buy-Out Group (particularly the Insiders) to take the Company private and "freeze-out" at an unreasonably low value the public shareholders who have supported the Company over the years and contributed to its historical growth.

         Not surprisingly, the public's reaction to the Offer and the proposed Freeze-Out Merger has not been supportive. In addition to at least two formal legal actions that have been filed to date against the Company and the Board of Directors (both of which actions were filed on behalf of all of the Company's public shareholders and seek class action certification), articles and news reports have complained about the hopelessly flawed process undertaken by the Company in connection with the proposed transaction and the unreasonably low price being offered for the

Shares. In fact, given the unreasonably low price being offered, it is difficult objectively to view the Offer and the Freeze-Out Merger as anything other than the culmination of a flawed and biased process that was designed to ensure the sale of the Company to one buying group, and one buying group only, on terms preferential to the Insiders and the other members of the Buy-Out Group and to subvert the interests of the other public shareholders of the Company.

         Renaissance has analyzed the comparables of a substantial number of concept and/or dinner/entertainment restaurants. The price-to-earnings ratio of the Company was 21.32, as compared to the comparable average of 31.81. The Company ranked 11 out of 21 on this measure. The price-to-sales ratio of the Company was 0.44, as compared to the comparable average of 1.79. The Company ranked last of 21 on this measure. The Company's price-to-book ratio was 0.93, as compared to a comparable average of 3.19. The Company ranked last of 21 on this measure. In addition, another shareholder of the Company has filed a
Schedule 14D-9 where he concluded that, properly managed, the Company would generate $1.75 to $2.50 in earnings per share and be valued at $25 to $35 per share. That is consistent with Renaissance's analysis. Further, in June of 1999, the Company's Common Stock was trading at approximately $29.00 per share. In stark contract, the Share Price is only 41% of this amount. From that period of time to the present, the Company's gross revenues have increased dramatically from $182 million in 1998 to $358 million in 2001-an increase of over 96%.

         Put simply, after reviewing the material terms of the Offer and evaluating the Offer's fairness from a financial point of view, our client believes that the Buy-Out Group, led by the Insiders and other senior executives of the Company, is attempting to acquire the Company at an artificially low and patently unreasonable price (by some estimates, the price offered is even less than the book value of the Company), using the relatively poor financial performance in the Company's recent past and the general economic slowdown as cover. The fact that the full Board of Directors of the Company has determined to participate in this process, by approving the proposed transaction as structured by the Buy-Out Group, is unfair to the public shareholders of the Company and constitutes a material breach of the duties of care, loyalty, and good faith owed by each director to the shareholders of the Company.

         Having agreed to serve on the Board of Directors of the Company, each of you have an obligation that may not be delegated, waived, or ignored to protect the best interests of the public shareholders and, in the event of the sale of the Company, particularly to a Buy-Out Group that includes Insiders, to maximize shareholder value by conducting a timely, wide-market search that includes an open auction process. To meet this obligation and diligently comply with your fiduciary duties, you may not, individually or collectively, take any action that:

          (a)   adversely   affects  the  value   provided   to  the   Company's
shareholders;

          (b) will discourage or inhibit alternative offers to acquire control of the Company or its assets;

          (c) contractually prohibits any director from complying with his fiduciary duties of care, loyalty, good faith, and full and fair disclosure;

          (d) will otherwise adversely affect any director's duty to search and secure the highest value reasonably available for the Company's shareholders;


          (e) will provide the Insiders or any director, officer, or employee of the Company with preferential treatment at the expense of, or separate from, the public shareholders.

         Generally, these prohibitions, which are well-recognized by the courts and based on sound principles of corporate governance, require that each of you protect the public shareholders of the Company and refrain from participating in any transaction where the directors' or officers' loyalties are divided or where the directors or officers of the Company receive or are entitled to receive a personal financial benefit not equally shared by the public shareholders of the Company. The proposed transaction, with its unreasonably low price and its potential to unjustly enrich the Insiders at the expense of the public shareholders, demands strict adherence to your fiduciary duties and requires that the entire fairness of the Offer and the Freeze-Out Merger be conclusively demonstrated. The Board of Directors' actions to date fail to meet this exacting standard and threaten to irrevocably harm the public shareholders of the Company in that they will not receive the full value attributable to their shares.

         Without in any way minimizing the Board of Directors' fiduciary duty breaches or excusing its present unwillingness to maximize shareholder value, our client expects and demands that on a going-forward basis each member of the Board of Directors of the Company will comply with his fiduciary duties and ensure that, if a sale of the Company is to occur and is otherwise in the best interests of the shareholders, maximum value for the Company be obtained through a market search which includes an open auction process. The Board of Directors must ensure that all conflicts of interest between the Board of Directors', or any individual members', own interests and their fiduciary obligation to maximize shareholder value be resolved in the best interests of the Company's public shareholders.

         In the event the Board of Directors of the Company does not immediately respond to the concerns addressed in this letter in a manner satisfactory to Renaissance, Renaissance intends to oppose the Offer and the Freeze-Out Merger and may encourage other public shareholders of the Company to do the same.

         Unless Renaissance receives within 48 hours a satisfactory response to the issues addressed in this letter, Renaissance shall take such actions as it may deem necessary against the Company, the Board of Directors, and any other responsible person in connection with the Offer, including, but not limited to, seeking legal or equitable relief for breach of fiduciary duties and violations of state and federal securities laws.

         In accordance with the foregoing, Renaissance hereby demands that the Board of Directors immediately suspend the Offer in order to conduct a market search, including an open auction process, designed to seek out alternatives that would maximize the Share Price. Our client expects the Board of Directors to ensure that the public shareholders of the Company are treated fairly and receive the highest value for their shares and that contracts and arrangements with the Insiders are closely scrutinized by the Board of Directors consistent with its fiduciary duties to the shareholders.


                                                     Sincerely,



                                                     Norman R. Miller





cc:      Board of Directors of
         Dave & Buster's, Inc.

         Russell Cleveland
         President and CEO, Renaissance Capital Group, Inc.

                                    EXHIBIT B

                                  PRESS RELEASE


FOR IMMEDIATE RELEASE                                              June 11, 2002
---------------------


                                RENAISSANCE FUNDS
                              OPPOSE MANAGEMENT-LED
                             BID FOR DAVE & BUSTER'S


         Dallas (June 11) - Renaissance Capital Group, Inc. ("Renaissance") today announced that the three funds which it advises, which collectively own approximately 4.67% of the outstanding common stock of Dave & Buster's, Inc., are opposed to a management-led tender offer, to be followed by a freeze-out merger, for common stock of Dave & Buster's at $12 per share.
         On the basis of its analysis of the financials of comparable concept and dinner/entertainment restaurants, Renaissance believes that the share price being offered in connection with the tender offer and freeze-out merger is artificially and unreasonably low. Renaissance also noted that the stock has traded as high as $29 per share within the past three years and that gross revenues of Dave & Buster's have increased more than 96% from 1998 to 2001.
         Finally, Renaissance believes that the process undertaken by the Board of Directors of the Company is flawed and has not been conducted in a manner that seeks maximum shareholder value for all of the shareholders of Dave & Buster's. Renaissance also believes that the $5 million break-up fee is unreasonable and discourages other potential bidders.
         Renaissance has requested that the Board of Directors of Dave & Buster's suspend the tender offer and conduct a market search which includes an open auction process designed to seek out alternatives that would maximize the share price paid to all shareholders.

Contact:
Russell Cleveland
President and CEO
Renaissance Capital Group, Inc.
214-891-8294